UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETRÓLEOS MEXICANOS ANNOUNCES PRICING OF GLOBAL NOTES AND INCREASES OF WATERFALL TENDER CAP AND MAXIMUM SERIES CAPS

February 2, 2018

MEXICO CITY, MEXICO – Petróleos Mexicanos (“PEMEX”) announces the pricing of U.S.-dollar denominated global notes (the “New Money Notes”) and the increase of the waterfall tender cap and maximum series caps in its waterfall tender offers.

Pricing of New Money Notes

The New Money Notes will be issued under PEMEX’s U.S.$92,000,000,000 Medium-Term Notes Program, Series C, will constitute unsecured obligations of PEMEX and will be jointly and severally guaranteed by Pemex Exploración y Producción, Pemex Transformación Industrial, Pemex Perforación y Servicios, Pemex Logística and Pemex Cogeneración y Servicios.

PEMEX priced an issue of 5.350% Notes due 2028 (the “2028 Notes”), for an aggregate principal amount of U.S.$2,500,000,000. The 2028 Notes have an issue price of 100.000%, plus accrued interest (if any) from February 12, 2018. Interest is payable on February 12 and August 12 of each year, commencing on August 12, 2018. The 2028 Notes will mature on February 12, 2028. PEMEX intends to use the net proceeds from the issuance of the 2028 Notes to purchase notes validly tendered and accepted for purchase in the Tender Offers (as defined below), and the remainder, if any, to finance its investment program and for working capital.

PEMEX also priced an issue of 6.350% Bonds due 2048 (the “2048 Bonds”), for an aggregate principal amount of U.S.$1,500,000,000. The 2048 Bonds have an issue price of 100.000%, plus accrued interest (if any) from February 12, 2018. Interest is payable on February 12 and August 12 of each year, commencing on August 12, 2018. The 2048 Bonds will mature on February 12, 2048. PEMEX intends to use the net proceeds from the issuance of the 2048 Bonds to repurchase notes validly tendered and accepted for purchase in the Tender Offers, and the remainder, if any, for general corporate purposes, including the repayment of other indebtedness of PEMEX.

Waterfall Tender Offers

In connection with PEMEX’s liability management transaction consisting of five separate offers to purchase for cash (the “Tender Offers”) (i) any and all of its outstanding series of 3.125% Notes due 2019 and 5.500% Notes due 2019 (the “Any and All Notes”), and (ii) the series of notes set forth in the table below (the “Waterfall Notes,” and collectively with the Any and All Notes, the “Tender Offer Notes”), PEMEX announces that:

•	it has increased the waterfall tender cap, which consists of the maximum aggregate purchase price, including accrued interest, that PEMEX is offering to pay for Waterfall Notes validly tendered and accepted in the Tender Offers, from U.S.$400 million to US$900 million, and

•	it has increased the maximum series cap for each series of Waterfall Notes, which consists of the maximum aggregate purchase price, including accrued interest, that PEMEX is offering to pay for each series of Waterfall Notes validly tendered and accepted in the Tender Offers, as set forth in the table below:

Title of Security	CUSIP	ISIN	Principal Amount Outstanding	Maximum Series Cap
8.000% Notes due 2019	71654QAU6 71656MAA7 71656LAA9	US71654QAU67 US71656MAA71 US71656LAA98	U.S.$1,312,275,000	U.S.$100,000,000

6.000% Notes due 2020	71654QAW2 71656LAC5 71656MAC3	US71654QAW24 US71656LAC54 US71656MAC38	U.S.$1,000,000,000	U.S.$200,000,000

3.500% Notes due 2020	71654QBU5 71656LBC4 71656MBC2	US71654QBU58 US71656LBC46 US71656MBC29	U.S.$1,500,000,000	U.S.$600,000,000

Except as described in this press release, all other terms of the Tender Offers as described in the offer to purchase dated February 1, 2018 (as may be amended or supplemented from time to time, the “Offer to Purchase”), remain unchanged.

####

Global Bondholder Services Corporation will act as the Depositary and Information Agent for the Tender Offers. Questions or requests for assistance related to the Tender Offers or for additional copies of the Offer to Purchase may be directed to Global Bondholder Services Corporation at +1 (866)-470-4500 (toll-free). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offers.

PEMEX has retained Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Dealer Managers”) to act as dealer managers in connection with the Tender Offers. Any questions or requests for assistance regarding the Offer to Purchase may be directed to Citigroup Global Markets Inc. at +1 (800) 558-3745 (U.S. toll-free) or +1 (212) 723-6106 (collect) or Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1 (888) 292-0070 (U.S. toll-free) or (646) 855-8998 (collect).

This press release is for informational purposes only. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the New Money Notes, nor shall there be any offer, solicitation or sale of the New Money Notes in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful. This press release is not an offer to purchase or a solicitation of an offer to purchase any Tender Offer Notes. The Tender Offers are being made solely pursuant to the Offer to Purchase and related documents. The Tender Offers are not being made to holders of Tender Offer Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Tender Offers to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of PEMEX by the Dealer Managers for the Tender Offers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The New Money Notes are being sold to qualified institutional buyers in the United States in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons outside the United States in accordance with Regulation S under the Securities Act. The New Money Notes have not been registered under the Securities Act or any state or other jurisdiction’s securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. PEMEX will enter into a registration rights agreement with respect to the New Money Notes.

The New Money Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, “IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Directive 2003/71/EC (as amended). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This communication and any other documents or materials relating to the offer of the New Money Notes or the Tender Offers have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this communication and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom save in circumstances where section 21(1) of the FSMA does not apply. This communication is only being made to those persons in the United Kingdom (i) falling within the definition of investment professionals (as defined in Article 19(5) Financial Promotion Order, (ii) falling within Article 43 of the Financial Promotion Order (non-real time communication by or on behalf of a body corporate to creditors of that body corporate), or (iii) to whom it may otherwise lawfully be communicated by virtue of an exemption to section 21(1) of the FSMA or otherwise in circumstances where it does not apply (all such persons together being referred to as “Relevant Persons”). This communication is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

####

This report on Form 6-K shall be deemed to be incorporated by reference into:

•	the Offer to Purchase dated February 1, 2018, relating to the offers to purchase for cash and consent solicitation of certain series of PEMEX’s outstanding short-term maturity notes due 2019 and 2020,

•	the Offering Memorandum dated February 1, 2018, relating to the offers to exchange any and all of certain series of PEMEX’s outstanding long-term maturity bonds due 2044 and 2046, and

•	the Offer to Purchase dated February 1, 2018, relating to the offers to purchase for cash any and all of certain series of PEMEX’s outstanding long-term maturity bonds due 2044 and 2046.

####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: February 2, 2018

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.